ISSUER FREE WRITING PROSPECTUS
Dated January 26, 2018
Filed pursuant to Rule 433
Registration Statement No. 333-222546

BIOFRONTERA AG

FREE WRITING PROSPECTUS

Before deciding to invest in the American Depositary Shares of Biofrontera AG (the “Company”), you should read the preliminary prospectus, dated January 25, 2018, in its entirety. This free writing prospectus, attached as Annex A hereto, is qualified in its entirety by reference to the preliminary prospectus. The preliminary prospectus has preceded or accompanies this free writing prospectus and is available from the Securities and Exchange Commission’s website at https://www.sec.gov/Archives/edgar/data/1712641/000161577418000575/s108802_f1a.htm

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the website of the Securities and Exchange Commission at www.sec.gov.

Annex A

Free Writing Prospectus



ISSUER FREE WRITING PROSPECTUS
Dated January 26, 2018
Filed pursuant to Rule 433
Registration Statement No. 333-222546

Biofrontera

Experts in photodynamic therapy

Investor Presentation | **February 2018**

Biofrontera

Disclaimer



This presentation contains forward-looking statements including, without limitation, statements containing the words "expects", "future", "potential" and words of similar import. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements include statements regarding growth in market size, revenue potential, sources of future revenues, timing of regulatory submissions, receipt of regulatory approvals, results of clinical trials, timing of product introductions and commercialization, expansion in the US market and future capital needs. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of Biofrontera AG, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks include, without limitation, unanticipated delays or disruptions in clinical trials, potential need to expand, add or extend clinical trials, potentially unfavorable trial results, delays in regulatory submissions and approvals, potential denials of regulatory approval, changes in regulatory requirements, adverse events with patients, product liability, potential lack of demand, introduction of superior products by competitors, lack of adequate reimbursement, challenges in establishing distribution channels, potential manufacturing challenges, potential inability to manufacture products cost-effectively, costs and challenges of planned US expansion, failure to raise necessary funds on a timely basis which may prevent us from completing the development and commercialization of our products and product candidates or have other material adverse effects on our business, potential intellectual property infringement, potential inadequacy of our intellectual property portfolio, dependence on key employees and suppliers, dependence on the reliability and integrity of information technology systems, potential shareholder dilution, fluctuations in currency rates and other factors referenced in this presentation. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. Biofrontera AG disclaims any obligation to update these forward-looking statements to reflect future events or developments.

Offering Summary

Biofrontera

Issuer	Biofrontera AG
Offering Type:	US ADR IPO (as part of a global offering including a rights offering to existing shareholders)
NASDAQ / Frankfurt Symbols:	BFRA / B8F
1/24/2018 Stock Price:	EUR 5.45 (USD 6.54)
ADR ratio:	1 ADR will be equivalent to 2 Ordinary Shares
Anticipated Gross Proceeds:	US$ 15 Million (w/o greenshoe)
Use of Proceeds:	▪ Grow US marketing and sales organization ▪ Continue Ameluz® clinical trials ▪ Pursue regulatory filings for Ameluz® geographical expansion and extension of indications
Joint Book Running Managers:	The Benchmark Company, LLC Dawson James Securities, Inc. Lake Street Capital Markets
ADR custodian:	BNY Mellon

Biofrontera

At-A-Glance



Biofrontera is well positioned to capitalize on the growing global market for photodynamic therapy (PDT) to treat actinic keratosis and certain skin cancers.

- Ameluz® is approved as a prescription drug in the US, EU, Switzerland and Israel.
- Indications are lesion- and field-directed treatment of actinic keratoses on the face and scalp in the above markets, and in the EU also for field cancerization and certain types of basal cell carcinoma.
- Biofrontera products are currently marketed and distributed in the US, in 11 countries in Europe and Israel
- US organization of currently 51 people, headquartered in Boston area.
- Long term prospects through development collaboration with Japanese dermatology company Maruho.

Frankfurt Stock Exchange (Prime Standard)	B8F
Price per Share (as of 01/24/2018)	€5.45 (USD 6.54)
Shares Outstanding	38,416,828
Market Cap (based on EUR-USD exchange rate of 1.20)	~US$ 250 MM

Executive Management Team

Biofrontera





Prof. Hermann Lübbert, PhD, CEO, CSO and Founder

- Founded Biofrontera in 1997
- Extensive experience in academic research in US and Europe
- 10 years in research management at Sandoz Pharma and Novartis Pharma



Christoph Dünwald, CCO

- 25 years of healthcare sales and marketing commercial expertise in USA, Europe and Asia Pacific
- Previous employments at Bayer Healthcare and Allergan



Thomas Schaffer, CFO

- 25 years of experience in finance and venture capital
- CFO positions in small and multi-billion dollar businesses

Biofrontera

Affiliate Officers and Vice Presidents



Randall Wilhoite, COO Biofrontera Inc.
- Over 30 years experience in leadership roles managing healthcare operations
- Previous management roles at Abbott Labs and Siemens Healthcare



Montserrat Foguet Roca, PhD, Corporate VP Regulatory and Manufacturing
- PhD Biocenter of Basel University, Cert. Reg. Affairs Northeastern University Boston
- 25 years of industry experience with Sandoz Pharma, Novartis Pharma and Biofrontera
- Track record of successful drug approvals with FDA and EMA



Michael Milane, MD, MPH, MBA, CMO Biofrontera Inc.
- Over 10 years of Medical Affairs experience in Dermatology
- Extensive experience in academic research, IITs and regulatory items in US
- Previous medical leadership roles with DUSA/Sun Pharma, Galderma and Merck



Jeffrey Holm, BA, VP Marketing and Sales Biofrontera Inc.
- Jeff began his career of 35 years in sales and marketing at Allergan
- First Vice President of Sales & Marketing, then Chief Operating Officer at Ferndale Healthcare Inc.
- Executive Director for Sales and Marketing at Taro Pharmaceuticals Inc.



Erica Monaco, CPA, VP Finance & Operations Biofrontera Inc.
- CPA with diverse background in healthcare industry finance, sales operations and compliance
- Previously held director level roles within the pharmaceutical industry
- Additional experience includes public accounting with Deloitte audit and tax



Hans-Dieter Stock, MBA, Corporate VP Controlling & Risk Management
- 26 years of experience in business consulting for public utilities and controlling in various industries
- Degree in business administration from the University of Cologne

Biofrontera

NMSC: Sun-damage can have several faces

Epidemiology[1]

BCC: >4 million BCC treatments annually in the US
AK: >58 million patients in the US, particularly the elderly population
SCC: second most dangerous skin cancer after melanoma
SCC: >1 million patients with an estimated 8,800 fatalities annually in the US
SCC: incidence increased by 200% in last three decades
SCC: major cause of death for immunosuppressed people

Sources:
1) http://www.skincancer.org/skin-cancer-information
2) Schmitz et al., J Eur Acad Dermatol Venereol. 2016 Aug;30(8):1303-7
3) Fernández-Figueras et al., J Eur Acad Dermatol Venereol. 2015 May;29(5):991-7
4) Fuchs & Marmur, Dermatol Surg. 2007 Sep;33(9):1099-101

Progression[2,3,4]

- Clinical assessment of AK severity is not correlated to histopathological severity
- SCC develops from AK. By definition, it is called SCC when neoplastic cells enter the dermis
- Recent data show that mild or even invisible AK has a higher chance of progression to SCC than severe (with strong hyperkeratosis) AK
- If an AK lesion progresses to SCC, it does so in about 2 years on average



Actinic keratosis (AK) → Squamous cell carcinoma (SCC)



Basal cell carcinoma (BCC)

Lead Products






Ameluz® 78 mg/g Gel
Biofrontera
Ameluz® 78 mg/g Gel

- **Ameluz®**
  Prescription Drug
- Approved in EU* for: Basal Cell Carcinoma (BCC); Actinic Keratosis (AK); Field Cancerization
- FDA approved** for: Lesion- and field-directed AK (since May 2016)
- IP protection until 2027 (granted in many parts of the world, including EU and Japan, under review in the USA)

- **BF-RhodoLED®**
  Medical Device
- Photodynamic Red LED Therapy Lamp
- Approved as medical device in the EU and approved in combination with Ameluz® in the US

* Treatment of actinic keratosis of mild to moderate severity on the face and scalp (Olsen grade 1 to 2) and of field cancerization in adults.
Treatment of superficial and/or nodular basal cell carcinoma unsuitable for surgical treatment due to possible treatment-related morbidity and/or poor cosmetic outcome in adults. Full EU SmPC can be found at http://www.ema.europa.eu/docs/en_GB/document_library/EPAR_-_Product_Information/human/002204/WC500120044.pdf

** Ameluz® gel, a porphyrin precursor, in combination with photodynamic therapy using BF-RhodoLED® lamp, is indicated for the lesion-directed and field-directed treatment of actinic keratoses of mild-to-moderate severity on the face and scalp. Full US prescribing information for Ameluz® and the U.S. User manual for BF-RhodoLED® can be found at https://www.accessdata.fda.gov/drugsatfda_docs/nda/2016/208081Orig1s000LBL.pdf

Biofrontera

Ameluz® Phase III trials in AK



Actinic Keratosis

- Primary endpoint in three trials was complete clearance of all lesions of a subject 12 weeks after the last PDT
- Patients that were not completely cleared after one PDT received a second PDT three months later
- 42% (88/212) of subjects needed a second treatment.

Complete Clearance 12 Weeks After the Last Narrow Spectrum PDT in Subjects with Actinic Keratoses

	Ameluz®	Vehicle	12-month patient recurrence *
Trial 1 (comparator and placebo controlled)	106/125 (85%)	5/39 (13%)	40%
Trial 2 (placebo controlled)	27/32 (84%)	2/16 (13%)	22%
Trial 3 (placebo controlled)	50/55 (91%)	7/32 (22%)	37%

* defined as the percentage of subjects with at least one recurrent lesion in subjects with completely cleared lesions 12 weeks after the last PDT

A 12-month continuous improvement of several parameters of skin photodamage was quantified as secondary readout after field treatment. The parameters are listed in the EU approved SmPC.

Phase III trial for daylight PDT (currently reviewed by the EMA for EU approval): Within 30 min after application of Ameluz® patients went to daylight for 2 hours at sunny or overcast weather. After a single PDT, 79.8% of the lesions were completely cleared.

Ameluz® Phase III trials

Biofrontera



Basal Cell Carcinoma (approved in the EU for certain subtypes; FDA has requested an additional trial)

- Primary endpoint was complete clearance of all lesions of a subject 12 weeks after the last cycle of 2 PDTs one week apart
- Patients that were not completely cleared after one PDT cycle received a second PDT three months later

Efficacy of PDT for the treatment of BCC for all patients and selected subgroups

	Ameluz Patient number n (%)	Ameluz Full patient clearance n (%)	Ameluz Full lesion clearance n (%)
Total	121	113 (93.4)	140 (94.6)
Subgroups:			
Patients with more than 1 BCC	23 (19.0)	23/23 (100.0)	n.a.
Superficial (only)	95 (78.5)	90/95 (94.7)	114/119 (95.8)
Nodular (only)	21 (17.4)	18/21 (85.7)	25/28 (89.3)
Others (including mixed s/nBCCs)	5 (4.1)	5/5 (100.0)	1/1 (100.0)
Thickness >1mm	n.a.	n.a.	8/11 (72.7)
BCC on the head (only)	13 (10.7)	10/13 (76.9)	14/17 (82.4)
BCC on the trunk (only)	77 (63.6)	75/77 (97.4)	95/97 (97.9)

Only 6.7% lesion recurrence after 12 months

Biofrontera

AK Markets in EU and US



2.1 million drug prescriptions


PDT
Cryotherapy *
Topicals

* number of cryotherapies estimated since no reliable data available

12.6 million treatments**


PDT
Cryotherapy
Topicals

** based on Biofrontera review of 2016 publicly available information



Europe

- **Dermatologists in Europe have favored topical prescriptions; we believe as a result of a lack of reimbursement for procedures such as PDT (as opposed to self-applied drugs)**
- Cryotherapy unpopular due to perceived poor efficacy, high recurrence rates and lack of reimbursement
- **We expect to receive approval to market Ameluz® for use in connection with daylight PDT, which we believe will enable doctors to obtain reimbursement more easily**



USA

- **Most dermatologists in the US have preferred cryotherapy**
- **We believe new CPT codes and medical need of field therapy is now favoring PDT**
- Although PDT represents only about 3% of the AK market, PDT drug sales are US$ ~130 million

Biofrontera

Ameluz®: US Market positioning



Competitive advantages

- ⇨ Strong clinical data (superiority documented in Europe relative to Metvix®)
- ⇨ Easy application
- ⇨ Field-directed therapy addresses medical need and provides competitive differentiation vis-à-vis cryotherapy
- ⇨ Reversal of sun-induced skin aging documented in EMA approved SmPC
- ⇨ BCC approval would open up a large additional market for a more severe tumor

US Operations

- ⇨ Ameluz® approval in May 2016
- ⇨ US product launch in October 2016
- ⇨ Excellent coverage at national dermatology conferences
- ⇨ Throughout 2017, grew an experienced team to currently 51 people (thereof 34 in sales and marketing)
- ⇨ Achieved EUR 6.3 to 6.4 million in revenues in 2017 without specific J-code (unaudited, subject to change)
- ⇨ Expect continued pace of revenue growth in 2018

Reimbursement

- ⇨ As of January 2, 2018, Ameluz® obtained specific J-code
- ⇨ improved CPT-codes for PDT may drive further adoption of this therapeutic option

Biofrontera

Effective Jan 2018: Specific J-Code and Additional CPT-Codes



The Centers for Medicare and Medicaid Services (CMS) have assigned:

- Specific J-code J7345 for Ameluz®
  - significantly simplifying billing and reimbursement process for dermatologists
  - allowing more standardized reimbursement for all patients
  - important element in increasing the convenience of using Ameluz® for dermatologists
  - Process: Application in January 2017, personal hearing in May 2017, decision in November 2017
- New CPT-codes for application of PDT

CPT-code for	av. payment to dermatologist
PDT with debridement (i.e. targeted curettage, abrasion), by qualified health care professional (may be used with Ameluz®)	$249
PDT without debridement, by qualified health care professional	$193
Cryotherapy capped at	$148
PDT previously (until Dec 31, 2017)	$137
Previous PDT code as of Jan 2018 (PDT performed by other health care workers)	$117

Biofrontera

Development Pipeline

Product	Indication / comments	Territory	Preclinical	Clinical	Submitted	Status
Ameluz®	Actinic keratosis (AK), Field Cancerization	EU, CH, IL				On market
Ameluz®	AK, lesion- and field-directed	US				On market
Ameluz®	Basal cell carcinoma	EU				On market
Ameluz®	AK: Daylight PDT	EU				EMA review
Ameluz®	AK: trunk & extremities	EU/US				Phase III ongoing
Ameluz®	Basal Cell Carcinoma	US				IND for Phase III submitted
Ameluz®	Squamous cell carcinoma *in situ*	EU/US				Phase III in preparation
Ameluz®	AK: larger treatment areas	EU/US				Phase III in preparation
Ameluz®	Acne	EU/US				Phase III in consideration
BF-MA-11	Collaboration with Maruho Co. Ltd.	EU/US				Preclinical
BF-MA-12	Collaboration with Maruho Co. Ltd.	EU/US				Preclinical
BF-MA-13	Collaboration with Maruho Co. Ltd.	EU/US				Preclinical
BF-MA-14	Collaboration with Maruho Co. Ltd.	EU/US				Preclinical

Biofrontera

Financial Overview



Main group financial parameters under IFRS (in million EUR)

	2014	2015	2016	2017 *	*9M 2017***
Revenues	3.1	4.1	6.1	12.0 - 12.2	*7.3*
thereof US revenues	*0*	*0*	*1.2*	*6.3 - 6.4*	
Operating Income	(9.6)	(10.2)	(11.8)		*(13.0)*
Cash & Cash Equivalents	8.5	4.0	15.1		*13.3*
Permanent loss carry forward		109.8	120.4		*135.0*
Debt		11.2	3.6		*12.7 ****

In 2017, the company achieved double-digit revenues, almost doubled from 2016 ($14.5 million based on exchange rate of €1:$1.20)

* unaudited, subject to change
** unaudited
*** Includes €10 million drawdown from EIB loan

Equity structure



- Shares Outstanding: 38,416,828
- Renowned anchor and strategic investors plus ~57% freefloat
- Listed on the Frankfurt stock exchange since 2006 (Prime Standard), Ticker: B8F


~24%
~11%
~3%
~3%
~2%
~57%
Maruho
WKT Zours / Deutsche Balaton
Universal-Investment-Gesellschaft mbH
Semper Constantia
Management
Freefloat

Summary of Investment Opportunity



- Very low development risk due to approved product
- Multi-billion $ market opportunity with actinic keratosis in the US alone
- Additional indications with similarly high market potentials possible (BCC, acne, others)
- Recent BCC and expected daylight approvals in Europe would open up hospital and topical products markets
- Field therapy approval and potentially higher reimbursement improve competitive positioning of PDT relative to cryotherapy in the US
- BCC approval in the US would greatly increase Ameluz® market potential and allow better positioning among PDT drugs, also in the AK market

Ameluz® is the only topical PDT drug approved both in the EU and the US.
It is well positioned to expand the dermatological PDT markets on both continents.

Biofrontera



Biofrontera AG
Hemmelrather Weg 201
D-51377 Leverkusen
Germany

Phone	+49 (214) 876 32 -0
Fax	+49 (214) 876 32 -90
E-mail	info@biofrontera.com
	www.biofrontera.com

Prof. Hermann Lübbert, PhD	CEO	h.luebbert@biofrontera.com
Thomas Schaffer	CFO	t.schaffer@biofrontera.com
Michael Milane, MD, MPH, MBA	CMO BF Inc.	m.milane@biofrontera.com